CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2007
Earnings from continuing operations	$63,191		$71,837		$110,953
Undistributed equity income from investees	(6,918)		(8,413)		(23,716)
Income taxes	30,968		33,111		55,587
Earnings from continuing operations before income taxes	$101,077		$113,361		$190,256
Fixed charges:
Interest, long-term debt	$9,827		$20,032		$39,832
Interest, other (including interest on short-term debt)	4,059		7,017		10,790
Amortization of debt expense, premium, net	491		985		1,948
Portion of rentals representative of an interest factor	151		282		559
Total fixed charges	$14,528		$28,316		$53,129
Earnings from continuing operations before income taxes	$101,077		$113,361		$190,256
Plus: total fixed charges from above	14,528		28,316		53,129
Plus: amortization of capitalized interest	102		204		407
Earnings from continuing operations before income taxes and fixed charges	$115,707		$141,881		$243,792
Ratio of earnings to fixed charges	7.96	x	5.01	x	4.59	x
Total fixed charges from above	14,528		28,316		53,129
Preferred stock dividends	17		446		1,307
Total fixed charges and preferred stock dividends	14,545		28,762		54,436
Ratio of earnings to combined fixed charges and preferred stock dividends	7.96	x	4.93	x	4.48	x